RealWorld.com, LLC
Statements of Cash Flow

For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (5,523)	$ (34,155)
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	**(5,523)**	**(34,155)**
Cash flows from investing activities		
Intangible Asset	-	(10,000)
Net cash used in investing activities	-	(10,000)
Cash flows from financing activities:		
Convertible notes	-	75,000
Net cash provided by financing activities	-	75,000
Net cash increase (decrease) for period	(5,523)	30,845
Cash at beginning of period	30,845	-
Cash at end of year	$ 25,322	$ 30,845
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -